Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: March 2007

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------                                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                                  No  X
                      -----                                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                  Exhibit Index
                                  -------------

1. March 29, 2007 German Press Release - SGL Group lays the foundation stone for new plant in Malaysia


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                                                                       Exhibit 1


SGL Group lays the foundation stone for new plant in Malaysia o Official ceremony with Malaysian State Minister and German Ambassador

Kuala Lumpur (Malaysia) / Wiesbaden (Germany), March 29, 2007. Today, the Board of Management of the SGL Group - The Carbon Company - together with official guests laid the symbolic foundation stone at the 20-hectare site of their most ultra-modern carbon and graphite plant worldwide in Banting/Selangor (Malaysia). The construction which was announced in August 2006 and on which fieldwork started in November is set to begin with the first part of the multi-level graphite electrode production facility as soon as the middle of 2008.

In the presence of the Chief Minister of the State of Selangor, Dato' Seri Dr. Mohamad Khir bin Toyo, and the German Ambassador in Malaysia, Herbert D. Jess, the Chairman of the Board of Management of the SGL Group, Robert Koehler, stated: "Based on the best practices of the SGL Group, this newly integrated plant is becoming the most cost-effective production plant with the most ultra-modern technology, both worldwide and across the industry. In this way we are optimizing our global product infrastructure for carbon and graphite products as planned and further expanding our position as a global low-cost leader."

The beneficial South-East Asian location of Malaysia offers favorable energy and labor costs, attractive tax and infrastructure advantages as well as quick official approval processes and a central geographical starting point for the on-site supply to the rapidly growing electric steel industry in Malaysia and other countries in South-East Asia.

The first stage in expansion of the integrated carbon and graphite plant includes the construction of a graphite electrode production facility with an annual capacity of 30,000 tons, for which a total capital expenditure of
(euro)50 million is planned for 2007 and 2008. In the medium-term, the Company anticipates a total capital expenditure of up to (euro)200 million over several years. The graphite electrode capacity in Malaysia can be increased to 60,000 tons depending on market requirements. As an additional part of the overall investment, the SGL Group is already planning the expansion of the Malaysian plant to include the manufacture of its additional carbon and graphite products.

About SGL Group - The Carbon Company

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.


SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-mail: cpc@sglcarbon.de, website: www.sglcarbon.de

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With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667
/ E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  SGL CARBON Aktiengesellschaft



Date: March 30, 2007               By:  /s/ Robert J. Kohler
                                        ------------------------------
                                        Name:    Robert J. Koehler
                                        Title:   Chairman of the Board of
                                                 Management


                                   By:  /s/ Sten Daugaard
                                        ------------------------------
                                        Name:    Mr. Sten Daugaard
                                        Title:   Member of the Board of
                                                 Management